April 17, 2018 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

Re:	Symmetry Panoramic Trust Initial Registration Statement on Form N-1A File Nos. 333-224164 and 811-23334

Ladies and Gentlemen:

This letter requests selective review of the initial Registration Statement on Form N-1A (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, of Symmetry Panoramic Trust (the “Trust”).  The Registration Statement was filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2018 to register eight series of the Trust (the “Funds”), which will be advised by Symmetry Partners LLC (“Symmetry Partners”).  The Prospectus and Statement of Additional Information (“SAI”) included in the Registration Statement are substantially similar to the Prospectus and SAI included in Post-Effective Amendment No. 142 to the Registration Statement on Form N-1A of the Two Roads Shared Trust (the “Shared Trust”) filed with the SEC pursuant to Rule 485(a) under the 1933 Act on November 11, 2017 (“Post-Effective Amendment No. 142”).
Symmetry Partners previously proposed to offer the Funds as series of the Shared Trust.  However, Symmetry Partners has determined to offer the Funds through the newly-established, stand-alone Trust, rather than the Shared Trust.  The Funds will have the same investment adviser and substantially identical investment objectives, policies, techniques and risks as the series described in the Shared Trust’s Post-Effective Amendment No. 142.  The Registration Statement varies from Post-Effective Amendment No. 142 in that it (1) registers the Funds as series of the Trust, (2) deletes information about the Shared Trust that does not apply to the Trust and incorporates updated information regarding the Trust to the extent it is currently available, (3) will reference different service providers for custody, transfer agency, underwriting and certain other services, and (4) makes other minor clarifying, updating and stylistic changes.  The financial statements and certain required exhibits will be included in a subsequent Pre-Effective Amendment to the Registration Statement.
The disclosure in the Prospectus and SAI included in the Registration Statement was most recently reviewed by the staff of the SEC in connection with Post-Effective Amendment No. 142 filed with the SEC pursuant to Rule 485(a), as referenced above.  Enclosed with this letter is a copy of the Registration Statement, which has been marked to show changes from Post-Effective Amendment No. 154 to the Shared Trust’s Registration Statement on Form N-1A,

K&L GATES LLP
1601 K STREET NW   WASHINGTON   DC 20006-1600
T +1 202 778 9000  F +1 202 778 9100  klgates.com

Page 2 April 17, 2018

which is the filing that reflects final changes to the Prospectus and SAI originally filed with Post-Effective Amendment No. 142.  Except for the changes described above, the form of the disclosure included in the Prospectus and SAI in the Registration Statement does not differ significantly from the corresponding disclosure in the Prospectus and SAI contained in Post-Effective Amendment No. 142 and previously reviewed by the SEC staff.  Accordingly, we request that the SEC staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing the Registration Statement.
If you have any questions regarding this filing, please do not hesitate to call me at (202) 778-9351.

Sincerely,
/s/ Mark C. Amorosi
Mark C. Amorosi

Enclosure
cc:	John A. Mooney Symmetry Partners, LLC